SBC COMMUNICATIONS INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES — PRO FORMA
Dollars in Millions

Nine Months Ended September 30, 2005
SBC Historical	AT&T Historical	Pro Forma Adjustments Combined
Income Before Income Taxes	$4,344	(a)	$2,193	$(35)	$6,502
Add: Interest Expense	1,051		538	(94)	1,495
Dividends on Preferred Securities	26		-		26
1/3 Rental Expense	116		105		221

Adjusted Earnings	$5,537		$2,836	$(129)	$8,244

Total Interest Charges	$1,075		554	(94)	$1,535
Dividends on Preferred Securities	26		-		26
1/3 Rental Expense	116		105		221

Adjusted Fixed Charges	$1,217		$659	$(94)	$1,782

Ratio of Earnings to Fixed Charges	4.55		4.30		4.63

(a)     For SBC, undistributed earnings on investments accounted for under the equity method have been excluded.